UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____February 10, 2005_____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

January 11, 2005

Item 3: Press Release

A Press release dated and issued January 11, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. announces that it has completed its fourth phase of property acquisitions.

Item 5: Full Description of Material Change

Vancouver, BC - January 11, 2005.  Further to the announcement dated November 10th, CanAlaska Ventures Ltd. ("CanAlaska") announced today that it has completed its fourth phase of property acquisitions and has now acquired or applied for leases covering approximately 306,000 hectares (approximately 756,500 acres) or 3,060 square kilometres of prospective uranium claims in the Athabasca Basin, Saskatchewan.  The Company holds a 100% interest in these project areas.

Harry Barr, Chairman of CanAlaska has stated, "We are well on our way to achieving our objective, which is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".

The goal of the acquisition program is to position the Company and its shareholders for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.

Highlights of the Company's acquisition activities in the area include:

  Application for 101,661 hectares (250,000 acres) of the unconformity target, in Alberta, underlying the western end of Lake Athabasca

  Applications for 25,565 hectares (63,171 acres), on the northern boundary of the Athabasca Basin unconformity southwest of Fond du Lac

  Continuing identification of additional target areas

  Further claim staking activities and lease applications

  Active evaluation of other drill-ready targets

This program of acquisition and staking has proceeded through the Fall under the direction of recently appointed Manager of Uranium Exploration, Dr. Karl Schimann, and is expected to continue through the Winter, as the company works to rapidly develop its uranium exploration portfolio.  CanAlaska's Canadian technical team is guiding the Saskatchewan acquisition process and preparing for the Athabasca Winter exploration program.  In the US and Australia the Company's technical representatives are evaluating new acquisitions.  Mr. Jim Kermeen, P. Eng, as Manager of Joint Venture Development, is currently negotiating with parties interested in participating in the Saskatchewan operations.

"MEGATEM" airborne geophysical surveys commenced in late 2004 and continue over the properties acquired in the eastern Athabasca Basin, immediately west of the McArthur River Uranium deposits, and further surveys of at least two more claim blocks are planned.  As Peter Dasler, President of CanAlaska has noted, the use of such technology represents a "Quantum Leap" which continues to push new limits in the ability to detect mineral deposits from the air compared to previous technology.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin currently accounts for 32% of the world's supply of uranium.  The objective of CanAlaska's ongoing acquisition program is to establish the Company as a significant player in uranium exploration.

CanAlaska is also actively exploring for gold in the Hemlo Gold Belt and nickel in the Voisey Bay area of Labrador.  In New Zealand the Company has assembled a series of grass roots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing in early 2005.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____January 11, 2005____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

PHASE IV URANIUM ACQUISITION COMPLETE

ATHABASCA BASIN, SASKATCHEWAN

Airborne Surveys Underway

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC - January 11, 2005.  Further to the announcement dated November 10th, CanAlaska Ventures Ltd. ("CanAlaska") announced today that it has completed its fourth phase of property acquisitions and has now acquired or applied for leases covering approximately 306,000 hectares (approximately 756,500 acres) or 3,060 square kilometres of prospective uranium claims in the Athabasca Basin, Saskatchewan.  The Company holds a 100% interest in these project areas.

N
Uranium City Camp
65.23 M lbs U3O8
Grade .2%
Fond du Lac
Stoney Rapids
Saskatchewan
Manitoba
McClean Lake Mine
40.65 M lbs U3O8
Grade 1.60%
Cigar Lake Mine
349.45 M lbs U3O8
Grade 17.83%
Cluff Lake Combined
175.40 M lbs U3O8
Grade 1.36%
Athabasca Basin
Rabbit Lake Camp
383.89 M lbs U3O8
Grade 1.03%
McArthur River Mine
538.76 M lbs U3O8
Grade 16.79%
Key Lake Mine
196.23 M lbs U3O8
Grade 2.89%
Alberta
Saskatchewan
Legend
Major Uranium Deposits
Minor Uranium Deposits
CanAlaska
CanAlaska Pending
Cameco
Cogema
Indian Reservations
National Parks
Crown Reserves
Acres = 756 498
Hectares = 306 144
Jan 6 2005
CanAlaska Ventures Land Position
Significant Uranium Deposits of the Athabasca Basin
1:1,500,000
0 25 50 100 150 200
Kilometers

Harry Barr, Chairman of CanAlaska has stated, "We are well on our way to achieving our objective, which is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".

The goal of the acquisition program is to position the Company and its shareholders for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.

Highlights of the Company's acquisition activities in the area include:

  Application for 101,661 hectares (250,000 acres) of the unconformity target, in Alberta, underlying the western end of Lake Athabasca

  Applications for 25,565 hectares (63,171 acres), on the northern boundary of the Athabasca Basin unconformity southwest of Fond du Lac

  Continuing identification of additional target areas

  Further claim staking activities and lease applications

  Active evaluation of other drill-ready targets

News Release

January 11, 2005

This program of acquisition and staking has proceeded through the Fall under the direction of recently appointed Manager of Uranium Exploration, Dr. Karl Schimann, and is expected to continue through the Winter, as the company works to rapidly develop its uranium exploration portfolio.  CanAlaska's Canadian technical team is guiding the Saskatchewan acquisition process and preparing for the Athabasca Winter exploration program.  In the US and Australia the Company's technical representatives are evaluating new acquisitions.  Mr. Jim Kermeen, P. Eng, as Manager of Joint Venture Development, is currently negotiating with parties interested in participating in the Saskatchewan operations.

"MEGATEM" airborne geophysical surveys commenced in late 2004 and continue over the properties acquired in the eastern Athabasca Basin, immediately west of the McArthur River Uranium deposits, and further surveys of at least two more claim blocks are planned.  As Peter Dasler, President of CanAlaska has noted, the use of such technology represents a "Quantum Leap" which continues to push new limits in the ability to detect mineral deposits from the air compared to previous technology.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin currently accounts for 32% of the world's supply of uranium.  The objective of CanAlaska's ongoing acquisition program is to establish the Company as a significant player in uranium exploration.

CanAlaska is also actively exploring for gold in the Hemlo Gold Belt and nickel in the Voisey Bay area of Labrador.  In New Zealand the Company has assembled a series of grass roots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing in early 2005.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral project portfolio.

On behalf of the Board of Directors	Investor Contact:
Peter Dasler, President
Tel: 604.685.1870
1-800-667-1870
Harry Barr, Chairman	Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

January 11, 2005

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

January 21, 2005

Item 3: Press Release

A Press release dated and issued January 21, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. announces that it has completed a non-brokered flow-through private placement of 3,750,000 units.

Item 5: Full Description of Material Change

Vancouver, BC - January 21, 2005.  CanAlaska Ventures Ltd. (the "Company") is pleased to announce that further to its news releases of November 26, 2004 and December 8, 2004, the Company has now completed a non-brokered flow-through private placement of an aggregate of 3,750,000 units (1,387,500 units on December 20, 2004 and 2,362,500 units on December 23, 2004) at a purchase price of $0.40 per unit for gross proceeds of $1,500,000.  Each unit consisted of one flow-through common share and one half of one non-transferable non-flow-through share purchase warrant, with each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of twelve months from the date of issue at a price of $0.50 per share.  An aggregate of 113,750 common shares and 125,000 warrants have been issued and $28,150 cash has been paid for finder fees in connection with the above financing.

In compliance with Canadian securities laws, the securities issued on December 20, 2004 are subject to a hold period expiring on April 21, 2005 and the securities issued on December 23, 2004 are subject to a hold period expiring on April 24, 2005.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____January 21, 2005____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

$1,500,000 Flow-Through Private Placement Completed

FOR IMMEDIATE RELEASE

Vancouver, BC - January 21, 2005.  CanAlaska Ventures Ltd. (the "Company") is pleased to announce that further to its news releases of November 26, 2004 and December 8, 2004, the Company has now completed a non-brokered flow-through private placement of an aggregate of 3,750,000 units (1,387,500 units on December 20, 2004 and 2,362,500 units on December 23, 2004) at a purchase price of $0.40 per unit for gross proceeds of $1,500,000.  Each unit consisted of one flow-through common share and one half of one non-transferable non-flow-through share purchase warrant, with each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of twelve months from the date of issue at a price of $0.50 per share.  An aggregate of 113,750 common shares and 125,000 warrants have been issued and $28,150 cash has been paid for finder fees in connection with the above financing.

In compliance with Canadian securities laws, the securities issued on December 20, 2004 are subject to a hold period expiring on April 21, 2005 and the securities issued on December 23, 2004 are subject to a hold period expiring on April 24, 2005.

On behalf of the Board of Directors	Investor Contact:
Peter Dasler, President
Tel: 604.685.1870, 1-800-667-1870
Email: ir@canalaska.com
Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

January 31, 2005

Item 3: Press Release

A Press release dated and issued January 31, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. has entered into a heads of agreement to earn up to a 70% interest in the Rise and Shine Project from Oceana Gold (New Zealand) Limited located in a historic gold producing district in Central Otago, New Zealand.

Item 5: Full Description of Material Change

CanAlaska Ventures Ltd. has entered into a heads of agreement to earn up to a 70% interest in the Rise and Shine Project, from Oceana Gold (New Zealand) Limited.  The Rise and Shine Project is located in a historic gold producing district in Central Otago, New Zealand.  It is hosted in a similar geological environment to the Macraes Gold mine, operated by Oceana Gold.  Full joint venture terms are now being negotiated.

The Project encompasses a number of historic high-grade underground gold mines that have been developed on nine major vein systems in the Bendigo Gold Field and along the 4 km of the Rise and Shine Shear Zone, which is the immediate target for exploration activities.  There are three gold producing zones related to the shear zone target, which is a mineralized regional shear structure similar to the Hyde-Macraes Shear Zone, the host structure of the Macraes gold mine.

Oceana Gold is a major Australasian gold producer, with a dominant position in two major historic gold fields, and ownership of a modern day gold discovery in New Zealand.  It is New Zealand's largest gold producer with record production of 185,000 ounces from the Macraes mine in 2004.

Management is pleased with the completion of the heads of agreement with Oceana Gold, and the immediate opportunity to conduct modern exploration on this large mineralized target.  Field work has commenced on the property, with the view to initiating a 2000 metre percussion drill programme in April, 2005.  President Peter Dasler states "This project represents a significant opportunity for CanAlaska in conjunction with a major gold producing company, in the New Zealand environment."

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in North America and Gold projects in New Zealand. The Company has recently assembled a large land package (over 756,000 acres) in the Athabasca Basin for Uranium exploration. Management's objective is to create shareholder wealth through the exploration and development of diversified mineral project portfolio.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____February 1, 2005____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

 www.canalaska.com

Toll Free 1-800-667-1870

RISE AND SHINE PROJECT OPTION FROM OCEANA GOLD

January 31, 2005: CanAlaska Ventures Ltd. has entered into a heads of agreement to earn up to a 70% interest in the Rise and Shine Project, from Oceana Gold (New Zealand) Limited.  The Rise and Shine Project is located in a historic gold producing district in Central Otago, New Zealand.  It is hosted in a similar geological environment to the Macraes Gold mine, operated by Oceana Gold.  Full joint venture terms are now being negotiated.

The Project encompasses a number of historic high-grade underground gold mines that have been developed on nine major vein systems in the Bendigo Gold Field and along the 4 km of the Rise and Shine Shear Zone, which is the immediate target for exploration activities.  There are three gold producing zones related to the shear zone target, which is a mineralized regional shear structure similar to the Hyde-Macraes Shear Zone, the host structure of the Macraes gold mine.

Oceana Gold is a major Australasian gold producer, with a dominant position in two major historic gold fields, and ownership of a modern day gold discovery in New Zealand.  It is New Zealand's largest gold producer with record production of 185,000 ounces from the Macraes mine in 2004.

Management is pleased with the completion of the heads of agreement with Oceana Gold, and the immediate opportunity to conduct modern exploration on this large mineralized target.  Field work has commenced on the property, with the view to initiating a 2000 metre percussion drill programme in April, 2005.  President Peter Dasler states "This project represents a significant opportunity for CanAlaska in conjunction with a major gold producing company, in the New Zealand environment."

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in North America and Gold projects in New Zealand. The Company has recently assembled a large land package (over 756,000 acres) in the Athabasca Basin for Uranium exploration. Management's objective is to create shareholder wealth through the exploration and development of diversified mineral project portfolio.

On behalf of the Board of Directors	Investor Contact:
Peter Dasler, President
Tel: 604.685.1870, 1-800-667-1870
Email: ir@canalaska.com
Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

CANALASKA VENTURES LTD

                  McARTHUR RIVER WEST URANIUM CLAIMS, SASKATCHEWAN

                 MINERAL POTENTIAL ASSESSMENT

and

        EXPLORATION PROPOSAL

               by

                  N. Ralph Newson, M.Sc., P.Eng., P.Geo.

Saskatoon, Saskatchewan                                                                December 23, 2004

1

Table of Contents

                                                                                                                                                         Page

Summary
1.0 Introduction	1
2.0 Property Description and Location	1
3.0 Accessibility, Climate, Local Resources, Infrastructure, Physiography	3
4.0 History	5
5.0 Geological Setting	7
5.1. Regional and Local Geology	7
5.2 Property Geology	9
6.0 Deposit Type	9
7.0 Mineralization	11
8.0 Interpretation and Conclusions	11
9.0 Recommendations	14
9.1 Proposed Budget	15
10.0 References and Bibliography	16
Certificate	18

List of Figures

           Following page

Fig. 1. General Location Map & Regional Geology	1
Fig. 2. Detailed Location Map	1
Fig. 3. Summary of Previous Work	5
Fig. 4. Property Geology	9

List of Tables

Page
Table 1. Areas, record dates, assessment work requirements by claim	2

2

SUMMARY

CanAlaska Ventures Ltd. owns a 100% interest in six claims, and is expected to  receive title to two more claims, for a total nominal total area of  37, 407 hectares*. The eight claims are in the Athabasca Basin uranium area of Northern Saskatchewan, and form a contiguous group centred about 16 km northwest of the producing McArthur River Mine owned by Cameco. Saskatchewan produces 30% of the world's supply of uranium from mines in the Athabasca Basin.

The property is underlain by flat-lying, relatively undeformed sandstones of the Athabasca Group, which unconformably overlie highly deformed and metamorphosed rocks of the Mudjatik Domain of the Hearne Province of the Canadian Shield. The target on the property is an unconformity-type uranium deposit at and near the unconformity between the Athabasca sandstone and  underlying metasedimentary rocks of the Mudjatik Domain. The target horizon on the property is at about 850 metres below surface, so exploration will be difficult and expensive.

CanAlaska has not carried out any work on the property as of the date of this report. Work by previous operators began with reconnaissance-type surveys, and progressed to the discovery of conductors in favourable basement rocks. Drilling of some of the conductors showed weak uranium mineralization at the unconformity. However, attention seems to have been diverted to targets not on the present property, leaving targets on the present property not fully investigated. This, along with the availability of some new technology, provides an opportunity for CanAlaska to continue the work on the targets found by the previous operators, and perhaps to find some new targets.

As the first phase of exploration, it is recommended that a MegaTEM(R) high-powered airborne time-domain electromagnetic survey  be flown over the entire property as soon as possible (the "new technology" mentioned above). It is further recommended that more detailed ground electromagnetic and/or resistivity surveys be done over the old conductors not fully investigated by previous operators, and also over any new conductors found by the airborne electromagnetic survey. Sampling and detailed analysis of sandstone boulders is recommended to look for certain variations in clay content that were not known to be significant at the time of the previous work, and to complete the coverage of the property.

A second phase of work, consisting of drilling of targets defined by the first phase of work, is contingent on results of the first.

A budget of $ 1,012,000 is proposed as the best estimate for the cost of the first phase of work  A proposed budget of  $577,000 for the second is entirely contingent on results of the first phase, and the actual amount required could be much more or less than that.

The writer firmly believes that the recommended program is warranted by the available information in the context of present knowledge of the occurrence of unconformity-type uranium deposits in this area.

* assuming that a claim dispute will be settled in favor of CanAlaska

3

1.0 INTRODUCTION

This report was prepared at the request of Mr. Peter Dasler, President of CanAlaska Ventures Ltd., of  Vancouver, B.C. The purpose of the report is to describe the previous work on the property, to discuss the significance of that work in the context of present knowledge of the occurrence of uranium deposits in the Athabasca Basin of Northern Saskatchewan, and to make recommendations based on this discussion. This report is intended to be submitted as part of the requirements of National Policy 43-101 in connection with an AIF being filed.

Most of the information in this report is from assessment work submitted by previous operators, and now on file at the offices of Saskatchewan Industry and Resources ("SIR"). This work is identified by the file number assigned by SIR as each unit of work is discussed. Other information is from papers published in government and technical journals, and is referred to in the normal manner.

The writer visited the property as part of the requirements to write this report on October 24, 2004.

2.0 Property Description and Location

The property consists of eight Saskatchewan claims numbered   S-107561 to S-107565 inclusive,  S-107765, S-107772, and S-107773. The nominal area of the property is 37,407 hectares ("ha").

Claims S-107765 and S-107772 have been staked over claims S-107654 and S-107655 respectively (see Fig. 2) because the latter were improperly staked. There is thus a dispute about ownership of the ground covered by S-107654 and S-107655. The writer has seen photographic evidence of the errors made by the stakers of S-107654 and S-107655, and believes that the decision will be in favour of CanAlaska.

The six claims not in dispute are registered in the name of CanAlaska Ventures Ltd., of Vancouver, B.C., 2303 West 41st Ave., Vancouver, B.C., V6M 2A3.

The claims are mainly in NTS area 74 H 14, with the westernmost corner just inside 74 H 13, and a wedge-shaped projection southward into 74 H 11. The centre of the property is near the intersection of  57o 50' north latitude, and 105o 18' west longitude (Figs 1, 2).

Mineral claims in Saskatchewan do not include any ownership of surface rights, but use of the surface for exploration, development and production can be had according to various regulations. Those which apply to the work recommended herein are discussed below.

Table 1 below shows the areas, record dates, and annual assessment work requirements for each claim. To keep the claims in good standing, work to at least the values shown (calculated at $12 per hectare) must be done by the anniversaries of the record dates in 2006, and every year thereafter up to and including the 10th year.

Table 1. Areas, record dates,  assessment work requirements by claim

Claim number	Nominal area (hectares)	Record Date	Annual work requirements, years 2 to 10
S-107561	4690	Oct. 26, 2004	$56,280
S-107562	5548	Oct. 26, 2004	$66,576
S-107563	4525	Oct. 26, 2004	$54,300
S-107564	5039	Oct. 26, 2004	$60,468
S-107565	5600	Oct. 26, 2004	$67,200
S-107765	5119*	Nov. 17, 2004	$61,428
S-107772	3528*	Nov. 17, 2004	$42,336
S-107773	3358	Nov. 12, 2004	$40,296
TOTAL	37,407		$448,884

*Assumes the claim dispute is settled in favour of CanAlaska.

If all of the claims are retained, and if the claim dispute is resolved in favour of CanAlaska, it will cost $448,884 per annum to keep the property in good standing.  From the 11th year, the requirements increase to $25 per ha per annum. After each anniversary date there is a period of 90 days allowed for the preparation and submission of  an assessment work report. Any work in excess of that required to keep a claim for a year is credited to that claim against future requirements, and is automatically applied each year until it is used up. There are no annual renewal fees in Saskatchewan.

Claims may be grouped so that work done anywhere on the group is applied to all claims in the group equally per hectare. The maximum size of a group is 10,000 ha, and the claims must be contiguous. These requirements mean that the grouping possibilities for this property are limited. S-107772 could be grouped with S-107765, or, if the overstaked claim S-107655 is canceled, with S-107564 (but not with both at the same time). S-107563 could be grouped with S-107773 or with S-107564. No other grouping combination is possible, which means that, to keep the property intact, care must be taken to spread the work around sufficiently to keep all claims in good standing. Claims cannot be re-grouped until at least a year has passed since their last grouping, so re-grouping claims is only a partial solution.

The claims have not been surveyed. They have been plotted on topographic base maps in the field, and re-plotted on the government claim maps by the mining recorder. The claim boundaries and posts are therefore not as accurately plotted as if they had been surveyed. However, lakes and rivers are common here, and provide good topographic control. The writer believes that the accuracy of plotting of the subject claims is at least as good as that with which physically-staked claims can normally be plotted in the unsurveyed areas of Canada.

110° W
102°W
60° N
60° N
Lake Athabasca
Grease River Shear Zone
Black Lake Shear Zone
Black Lake
MUDJATIK
ATHABASCA BASIN
Carswell Structure
HEARNE PROVINCE
Pasfield Lake
Snowbird Tectonic Zone
Wollaston Lake
PROPERTY LOCATION
Cree Lake
WOLLASTON
PETER LAKE
Reindeer Lake
Virgin River Shear Zone
VIRGIN RIVER
MUDJATIK
Phanerozoic
56°N
56°N
LEGEND
MUDJATIK Domain name
Domain boundary
Mine
SCALE
0 50 100 km

CANALASKA VENTURES LTD	
McARTHUR WEST PROPERTY	
GENERAL LOCATION MAP & REGIONAL GEOLOGY (after Sask.Geol.Surv.)	
NTS 74 H 14	UTM ZONE 13 NAD 27
NORTHERN EXPLORERS LTD	
Scale 1:2,500,000	Dec. 2004 / Fig 1

N
58° 00'N
470000E
480000E
105° 15'W
490000E
6430000N
6420000N
6410000N
57° 45'N
6400000N
S-104779
S-104780
S-104793
CBS 7834
S-104794
S-102849
S-107300
S-107546
S-107765
S-107772
S-107766
S-107767
S-107768
S-107669
DISPUTED CLAIMS
S-107654
S-107655
S-107565
S-107299
S-107561
S-107562
S-107564
S-107563
S-107332
S-107333
S-107334
S-107773
CBS 7815
S-106780
S-106781
CBS 6927
ML 5516
CBS-8930
CBS 8928
CBS 8929
PROPERTY BOUNDARY
To Key Lake Mine ≈ 70 km
SCALE
0
5
10 km
CANALASKA VENTURES LTD
McARTHUR RIVER WEST PROPERTY
DETAILED LOCATION MAP
NTS 74 H 14
UTM NAD 27 ZONE 13
NORTHERN EXPLORERS LTD
Scale 1:250,000
Dec., 2004
Fig. 2

There is at least one mineralized zone on the property, intersected by Cameco in 2000 and 2002.  No mine workings, tailings ponds or waste piles were seen on the site visit. The only improvements on the property are numerous roads, many with culverts or bridges in various states of disrepair. These are almost certainly roads built by people exploring for uranium, since there is no commercial logging industry this far north. There is no map of these roads available to the writer.

To the writer's knowledge, there is no environmental liability acquired along with the mineral rights. Of course, as work proceeds, there will be environmental regulations that will have to be observed.

No permit is required for the airborne survey herein proposed as the first work project on the property. Ground work will require a Surface Exploration Permit ($25)  and a Forest Product Permit ($50) from Saskatchewan Environment and Resource Management. Use of water for drilling will require a temporary Water Rights Licence To Use Surface Water from Saskatchewan Watershed Authority, and the purchase of water from them. If there might be fish in the water, one has to get a Project Review from Fisheries and Oceans Canada, who issue a Letter of Advice.  These permits have not been obtained as of the writing of this report, but they do not normally take more than a week or two to obtain.

3.0 Accessibility, Climate, Local Resources, Infrastructure, Physiography.

The topography is rolling (sometimes steeply) in places ,and fairly flat in other places. It is a reflection of Pleistocene glacial deposition features, mainly drumlins, eskers, and outwash sand plains. Boulders are common on the ground surface, and may be useful as a sample medium to find clay alteration that may indicate uranium mineralization. Elevation is about 600 metres, with a relief of about 60 metres. The sandy soil means that most of the trees are Jack Pines, with Black Spruce along the edges of water bodies. Poplar and Birch are the most common deciduous trees. Virtually all of the property has been burned recently, and most of the trees are small. In places they grow very close together, and walking through them may be difficult.

The property is accessible by air from La Ronge, a distance of about 290 km, or from Otter Lake (80 km by road north of La Ronge), a distance of 240 km. Many lakes on the property are long enough to provide access to float- or ski-equipped aircraft. In winter, care must be taken to avoid areas of thin ice caused by currents in the lakes. It is advisable to send someone in by snowmobile to check ice thicknesses when landing on a lake for the first time.

Cameco's Key Lake Mine is about 70 km south of the centre of the property, and their McArthur River mine is about 6 km from the southeastern boundary at its closest, or about 16 km southeast of the centre of the property. A good, all-weather gravelled road, Provincial highway number 914,  provides surface access to the Key Lake Mine, a distance of about 384 km from paved Provincial highway number 2. The turnoff from highway 2 to the Key Lake road is about 55 km south of La Ronge, and about 180 km north of the city of Prince Albert. There is a gate on highway 914 just south of the Key Lake mine, and access beyond that point is only with the permission of the mine operator. In the past, that permission has been given fairly readily. If the level of exploration activity in the area increases significantly in the future, it is possible that there will have to be more restrictions on traffic, since the roads inside the gate were only designed for the use of the mine.

From the Key Lake Mine, a good gravelled road leads to the McArthur River Mine, and is used by Cameco to haul ore to the Key Lake mill. This road passes a few km southeast of the southeastern edge of the property, but it could only be used with Cameco's permission.

An old road, the Fox Lake road, turns off highway 914 outside the mine gate, and may provide access to the property, if some bridges are repaired or replaced. Those sections of the road seen from a helicopter appear to be in fairly good shape, and one part examined on the ground (not on the present property) was certainly adequate for light truck traffic. Before the present road from Key Lake to McArthur River was built, this was the road used to haul material to McArthur River, so it was once a good road.

Assessment work reports by Uranerz and Cameco show a winter road to a drill camp at the centre of the present property. This road is the northern end of the Fox Lake road, and was used as recently as the winter of 2002. It is probably still usable, and likely now connects with the road system at the McArthur River Mine, although the writer did not see this particular road during the site visit.

On the property, there are some old roads that could provide access to many parts of the property. In summer, the pure outwash sand provides a poor roadbed, but where there are gravel deposits, the road can be fairly good.  In most places  in this area, roads in outwash sand do not freeze in winter, because there is little or no water in the sand. However, snow is churned up with the loose sand, and the mixture provides a firmer roadbed.

Off the roads, some of the property looked to be accessible by snowmobile in winter, or ATV in summer, but in much of it some trail cutting would likely be required for even these small vehicles, because of the closely-spaced small trees that are so common. Most of the property is accessible on foot.

The creeks and rivers seen during the site visit did not appear to be navigable by canoe or small boat over any distance that would be useful for transporting people or material.

Cameco also maintains a gravelled airstrip, used to fly the mining crews in and out on rotation. They have permitted others to use it, but, as with the road, they may or may not be able to accommodate the demand if the level of exploration activity increases.

The nearest village with any significant services is La Ronge, 290 km south by air, and  about 530 km by road, if road access can be established. Services adequate for the exploration phase are available there, including food and camp supplies, fixed and rotating wing aircraft, and expediting services. In La Ronge and in most of the smaller settlements north of La Ronge there are many people experienced in prospecting, linecutting, geophysical operating, and other exploration skills. There are consulting geologists, and geophysical and line-cutting contractors in La Ronge. Many residents have worked at one or more of the currently producing uranium mines.

The nearest city is Prince Albert, about 660 km by road, or about 495 km by air. More services are available here, including some light industrial fabrication. Many workers at the uranium mines live in Prince Albert.

Saskatoon is about 150 km south of Prince Albert, and has more and better services, including medium industrial fabrication. Many uranium mine-workers live in Saskatoon. Consulting geologists and geophysicists are available in Saskatoon.

The climate is mid-latitude continental with winter temperatures down to -50oC and summer high temperatures to 30oC. Freeze-up occurs typically in October and November with break-up in April or May. Much of the work can only be done  after freeze-up, but, because there is road access to, or close to, the property, and possibly access by wheeled aircraft to the Key Lake Mine airstrip, some types of work could be carried on all year. Boulder prospecting and sampling can only be done when there is no snow, which normally includes the months of June to September, and sometimes longer. Drilling could be done all year long, provided that it is on land. Geophysical surveys can be done all year, but are often better done in winter, when survey lines can be continued across frozen lakes. Winter work is sometimes made difficult by extremely low temperatures, with -40oC not uncommon, and occasional, but uncommon, dips to -50o C. However, in a typical winter, field work would not often have to be suspended because of low temperatures. Blowing snow, usually on larger lakes, may occasionally cause work to be halted because of the danger of getting lost.

Summer conditions are quite pleasant, with the main impediment, in this writer's experience, being forest fires.

Should exploration work on the property ultimately result in a producing mine, there will be adequate surface area for a mining operation, including tailings ponds and waste piles. No townsite would be permitted to be built here, so only enough land for a modern fly-in, fly-out camp would be required, and there is plenty of room for that. A power line comes to the Key Lake Mine, 70 km from the centre of the property, and to the McArthur river Mine, 16 km away.

4.0 History

The property as presently constituted was staked in October 2004 by CanAlaska, which is thus the first owner of these claims. CanAlaska has not carried out any work of its own as of the date of writing this report.

In the past, the ground which now comprises the property has been part of various properties owned by others, and some of their work programs have covered all or parts of the present property. The work is summarized below, and the assessment work file number is referred to in brackets with each work item. Fig. 3 summarizes graphically that work which is believed to be most significant in assessing the property, and the most useful in planning further work.

In 1969, Ulster Petroleum carried out an airborne radiometric survey over the northeastern part of the subject ground, and carried out an air photo interpretation study (Saskatchewan Industry and

Resources  assessment work file number 74 H 14-0001).  A comparison of the linear features interpreted from this air photo study with those interpreted from magnetic maps showed poor correlation. The writer believes that those interpreted from magnetic data are more likely to be significant.

In 1969, Western Land Services Co. Ltd. carried out an airborne radiometric survey over the western part of the property (74 H 13-0003). No pattern emerges from this work, but it may be useful to compare it with the results of the work recommended below.

In 1969, King Resources Ltd. carried out airborne electromagnetic, magnetic, and radiometric surveys, and a hydrogeochemical survey on an area that overlaps some of the southern part of the property. Nothing of interest was found on that part of the survey which overlaps the present property. The EM survey was done with a system much inferior to modern ones, and the lack of anomalies is not a negative comment on the property.

From 1978 to 1983, Kerr Addison Mines carried out an airborne electromagnetic survey of much of the northern part of the present property (74 H 14-0006), They had an interpretation of the GSC aeromagnetic maps done, including calculations  of depth to basement, and of the general geology. None of these data are included on the compilation map (Fig. 3) because it has been superseded by better information. They also carried out lake and stream sediment sampling, and analysed the samples for uranium and nickel. Uranium values ranged from <1 ppm to 5 ppm. No anomalous population of uranium values was found, and the values were not particularly high over a mineralized zone subsequently discovered. Nickel values ranged from <1 ppm to 130 ppm, the latter from the same sample that gave the 5 ppm uranium assay.

Kerr Addison carried out  a Turair airborne electromagnetic and magnetic survey of an area partly overlapping the southern part of the property (74 H 11-0022). There are few anomalies on the present property, and some of those look like lake-edge effects. The writer used the Turair system during its brief appearance on the exploration scene, but only for base metals in volcanic rocks, and has no experience using it in this environment. The lack of anomalies should not be taken as a negative indicator.

In 1980, SMDC (now Cameco) carried out a helicopter-borne electromagnetic and magnetic survey which overlapped a small part of the present property (74 H 12-0006), but there are no significant results on that part.

In 1986, Cogema carried out gravity, electromagnetic, and magnetic surveys on a property which slightly overlaps parts of the northeastern corner of the present property. It shows a conductive trend east of the present property which was subsequently traced farther west, and drilled, revealing mineralization on what is now the present property (74 H 14-0021).

From 1985 to 1990, Uranerz carried out a number of types of work on ground overlapping much of the present property (74 H-0030,-0035, -0036, 74 H 11-0084, 74 H 14-0017, -0018, -0024, -0025, -0026). The work included both airborne (INPUT) and ground-based (UTEM) time-domain electromagnetic surveys,  magnetic surveys, gravity surveys, sandstone boulder sampling surveys, lake sediment sampling surveys, prospecting, and drilling.

Significant results include the extension westward of the conductive zone found by Cogema, which was tested by two holes (now on disputed claim S-107655), and found to be slightly mineralized. A short, parallel conductor was found south of the first one, in an area interpreted from magnetic data to be underlain by sedimentary rocks, and to be crossed by a north-south fault. This is an obvious target for further work, since all of these are positive indicators. Another conductor with a quite different strike was also located near the short conductor (Fig. 3). Two more drill holes are shown on the property in the Geological Atlas of Saskatchewan, but could not be found in the file referred to.

Besides inferring the presence of Aphebian metasedimentary rocks (interpreted from magnetics) in the basement, the Uranerz work specifically infers, based on gravity surveys, the presence of quartzite in one place in the basement (Fig. 3). This, too, is a positive indicator.

Concentrations of boulders showing moderately high levels of kaolin were found, and some of these had elevated levels of chlorite as well. A contact between illitic and kaolinitic clay zones is plotted near these conductors, and one of the untested conductors crosses it. Elsewhere on the map, short sections of the contact between illitic and kaolinitic zones are plotted, but not joined together. It would appear that more data are needed to completely define the illite/kaolin contact.

More recently, it has become apparent that the kaolin in the eastern basin can be either kaolinite or dickite (S. Earle, 1977, assessment file 74 H-0056), and it is important to know which it is. Generally, the regional kaolin is dickite, but is altered to kaolinite by a mineralizing event, but this may not always be the case. It is necessary to use some technique to distinguish between the polymorphs of kaolin. The most convenient method to use in the field is one which depends on the ways the different clays absorb and reflect certain wavelengths of infra-red light.

Lake sediment anomalies were found, but their significance is not apparent. Uranerz found values in the 4 ppm range, similar to the range of values found by Kerr Addison.

In 2000 and 2002, Cameco drilled 2 more holes on what is now the property. The purpose of the holes was to test the same conductive trend detected by Cogema in 1986, and drilled by Uranerz, as mentioned above. The drilling reveals that depth to basement is about 850 metres in the area, dipping gently towards the centre of the basin. All four members of the Manitou Falls formation are present, there is silicification and bleaching of the sandstone above the unconformity, there is a variation in the types of clays present throughout the hole, and there is increased radiation at the unconformity. All of these factors are positive for the occurrence of uranium deposits. A map submitted with the drill results shows essentially the same interpretation of basement geology as in the previous Uranerz work.

5.0  Geological Setting.

5.1.  Regional and Local Geology

The property is underlain by rocks of the Helikian-aged Manitou Falls Formation of the virtually undeformed Athabasca Group, resting unconformable on a metamorphic basement believed to be the Mudjatik and/or Wollaston Domains of the  Hearne Province of the Canadian Shield (Fig. 1).

The Peter Lake, Wollaston, Mudjatik, and Virgin River Domains comprise the Hearne Province, and  form the Cree Lake Mobile Zone of the Churchill Structural Province.

The Aphebian Wollaston Supergroup rocks are commonly divided into two main units (Lewry and Sibbald 1977, SGS Misc. Report 2003-7) as follows:

  an upper unit consisting of meta-arkosic quartzo-feldspathic gneisses, locally including calc-silicates, quartzites, marbles and  pelitic gneiss. These rocks are divided into the Daly Lake and Geikie River Groups in the western part of the Wollaston Domain.

  a lower assemblage of conglomerate, arenite, pelite, psammopelitic biotite-rich gneisses commonly graphite bearing, and volcanic rocks, called the Compulsion River Group. The uranium deposits of the eastern Athabasca Basin are commonly in contact with, or within a few tens of metres of the graphitic units of the lower assemblage.

The metasedimentary rocks were originally deposited on a stable marine shelf probably under shallow marine to sub-aerial conditions. During the Hudsonian Orogeny, the Archean  basement underwent thermal deformation causing domes to rise isostatically with minimal disruption to the Aphebian sediments. Later tectonic events caused a series of northeast striking antiforms, which are a distinguishing feature of the Wollaston Domain (Sask. Geol. Surv. Misc. Report 2003-7)

The Mudjatik Domain is characterized by more ovoid to arcuate  features, and by a higher ratio of Archean granitic rocks, variably migmatitic. South of the Athabasca Basin, the infolded supracrustal rocks can be correlated with those of the Wollaston Domain, and, it appears that there is no break between the two domains (Tran and Smith, 1999; Madore et al, 1999).

North of the Basin, the Mudjatik Domain consists mainly of migmatitic Archean granitic gneisses, and  includes both the southern end of the Archean Rankin-Ennadai Greenstone Belt, and what appear to be rocks correlative with the Paleoproterozoic Hurwitz Group.

The quartz arenite sandstones and conglomerates that comprise the Helikian Manitou Falls Formation lie unconformably upon the Aphebian basement rocks. Ramaekers (1983) interpreted these rocks as products of fluviatile braided stream complexes originating to the south and east. Generally the grain size distribution shows there is an upwards fining that suggests basinwards development of the Manitou Falls Formation with time. The upper units indicate that they were deposited by more uniformly westward flowing rivers.

Ramaekers (1981) divided the Manitou Falls Formation into four units - d, c, b and a, from top to bottom, based on certain distinguishing characteristics, as follow:

MFd:

Medium grained, well sorted, clean sandstone distinguished by the presence of clay intraclasts. Grit horizons become common towards the base of the unit and cross bedding is weakly evident throughout. Weak bleaching, considered to be diagenetic in origin is common. This unit can vary in thickness or even be absent due usually to glacial erosion.

MFc:

Moderately to poorly sorted, granular to gritty sandstone with minor pebble layers which are less than 2.0 cm thick.  Grain sizes grade upwards into a gritty to granular sandstone with disseminated pebbles exhibiting well developed, generally low-angle cross bedding. The MFc generally lacks clay intraclasts, has narrow granule beds of less than 2.0 cm. Cross bedding is more apparent.

MFb:

This is the conglomeratic member, consisting of interbedded, pebbly sandstone and clast-supported conglomerates. It is a medium to coarse grained, moderately to poorly sorted sandstone with intervals of grit, granules and pebbles greater than 2.0 cm. Sandy mudstone and siltstone horizons are not uncommon. Pebble band thickness and size of pebbles within bands increase with depth. The pebble size can be used to break the units into smaller lithofacies.

MFa:

A medium to coarse grained, poorly sorted sandstone with common grit beds (<1.0 cm) and containing < 15% conglomeratic beds. It consists of an assemblage of clean sandstone, pebbly sandstone, sandy conglomerate and rarely, intraclast-rich sandstone. Conglomeratic members are most often found in indistinct, matrix supported bands or the pebbles may be more isolated in an otherwise sandy matrix. The unit is distinguished from the MFb by a sharp decrease in the amount and thickness of conglomeratic horizons and corresponding decrease in the maximum pebble size. At a conference in Saskatoon on November 30, 2004, Yeo et al announced a proposal to subdivide the Mfa unit into 3 new units to solve the "Mfa problem" of correlation, but the full paper has not yet been published.

5.2 Property Geology

There is no record of outcrop being found on the property, which is not unusual in the Athabasca Basin. The few holes that have been drilled indicate that it is underlain by all four Members of the Manitou Falls Formation of the Athabasca Group, resting unconformably on rocks that could be part of either the Mudjatik or Wollaston domains, since these rocks are not distinguishable based on the lithology of individual units. Assessment work submitted by Cameco (74 H 14 SW-0049) shows a sub-Athabasca contact between the two domains, probably inferred from their extensive work in the Basin. This contact lies southeast of the present property, which would put the property in the Mudjatik Domain.

The Geological Atlas of Saskatchewan shows that the subcrop consists of the Manitou Falls a, c, and d members (Fig. 4).

6.0 Deposit Type

The type of deposit sought here is an unconformity-type uranium deposit. Wheatley et al (1996) described a genetic model for such deposits. The Archean basement of northern Saskatchewan consists of granodiorites, tonalites, trondhjemites and gneissic equivalents that were subjected to granulite facies metamorphism during the Kenoran Orogeny (ca 2560 Ma). Intense deformation during the Archean created major zones of weakness that became the sites of repeated faulting causing the basement to break into numerous crustal blocks.

Heier and Adams (1965) suggested that uranium migrates into the crust during granulite facies metamorphism so that it is possible the Kenoran Orogeny concentrated uranium in the upper Archean crust.

The Aphebian pelitic, psammitic, quartzitic and carbonate-rich sediments were deposited unconformably over the Archean rocks. Dahlkamp (1993) believed the basal carbonaceous pelites were enriched in uranium from the Archean crust. The Archean and Aphebian rocks were both metamorphosed to upper amphibolite to lower granulite facies during the Trans Hudson Orogeny (1880 to 1750 Ma) according to Annesley and Madore (1989).  The Trans Hudson Orogeny also reactivated many structural zones in the Archean basement. These zones  may be up to hundreds of kilometers long, and up to 20 kilometres wide. The shear zones are thought to coincide with some of the preserved northeast trending keels of Aphebian metasedimentary rocks. A major shear zone, or zones, underlie(s) all of the known uranium deposits in the eastern part of the basin. Sibbald (1985) believed this structural zone was the Wollaston/Mudjatik contact. Towards the end of the Trans Hudson Orogeny the area was subjected to folding, faulting and downwarping, producing trough- or keel-shaped zones of  metasedimentary rocks  that were intruded by radioelement-enriched pegmatites, granodiorites, and granites. This became the focus for fluid and melt migration, increased heat flow, chemical alteration and anatexis. These events contributed to additional concentration of uranium within the faulted graphitic rocks.

However, without the overlying sandstones, the protore in the basement lithologies would not have been concentrated beyond grades of 0.5 % uranium. The final concentration resulted from a diagenetic event that promoted circulation of the basinal brines of the Athabasca group.

The deposit-forming events that occurred between 1520 and 1300 Ma (Cumming and Kristic, 1992) increased the temperature at the base of the Athabasca Group and reactivated basement structures which disrupted the overlying sandstone. This event may have been related to compaction and diagenesis. It mobilized the high salinity, oxidized basinal brines through the lower Athabasca sandstones, which had a higher permeability than the underlying basement rocks. The fluids followed the shears, and flowed along strike due to the high permeability. Some of the basinal brines were transported down into the faulted graphitic lithologies due to both gravity-induced hydrostatic pressure, and convection. In the graphitic shear zones the oxidized brines mobilized the uranium and associated metals and transported them along strike in the shear zone. Some fluids became reduced at depth in the graphitic package, but continued to travel along with the oxidized fluids in the shear zone until arriving at a dilation zone, probably caused by cross faulting. The uranium and other metals then precipitated, forming an unconformity type deposit. The fluids that followed the structures up into the sandstone created an alteration halo, with a size dependent on the local permeability and the amount of fluid flowing through the sandstone.

All uranium deposits occur within alteration halos, which demonstrate great variety and intensity. The alteration halo may extend hundreds of metres into the basement and up into the sandstone, and typically will have an increase in background uranium along with extensive clay alteration. The regional clay - illite, dickite or kaolinite - will be altered in the vicinity of the deposit, and this phenomenon can be used as an exploration tool. The regional clay around Cigar Lake is dickite but the chimney above the deposit is illitic. The dominant clay around Key Lake is illite, but above the deposit the alteration has created kaolinite, chlorite and locally dravite. Bleaching is relatively common and obvious as it removes the purple hematite to varying degrees, and reduces it to pyrite and siderite.  It can extend over many metres in the sandstone, but in the

58° 00'N
470000E
480000E
105° 15'W
490000E
6430000N
S-104779
S-104780
MFd
6420000N
MFc
57° 45'N
6400000N
MFa
MFd
MFc
PROPERTY BOUNDARY
To Key Lake Mine ≈ 70 km
LEGEND
MFa Manitou Falls A Member
MFc Manitou Falls C Member
MFd Manitou Falls D Member
SCALE
0 5 10 km
CANALASKA VENTURES LTD
McARTHUR RIVER WEST PROPERTY
PROPERTY GEOLOGY
(after Geological Atlas of Saskatchewan)
NTS 74 H 14 | UTM NAD 27 ZONE 13
NORTHERN EXPLORERS LTD
Scale 1:250,000 | Dec., 2004 | Fig. 4

basement will commonly be restricted to an interval just below the unconformity. Silicification is quite evident as interstitial filling and may act as an inhibiting agent to bleaching if the porosity is reduced. The quartz cement is remobilized, typically near a structure, and may  be deposited as drusy quartz  in fractures and cavities.  The quartz dissolution creates an unconsolidated zone with a large increase in clay content. Near the deposit a massive clay envelope may develop as silica is removed and feldspars and metamorphic minerals alter to clay. This clay can range in color from white through grey to dark green. The argillization processes are accompanied by an increase in magnesium. Dravite occurs interstitially and as fracture coatings in the sandstone, but may only show up in the boron geochemistry. The intensity of dravitization is much stronger in certain deposits, e.g. McArthur River, whereas at Eagle Point it may not be observed at all. Limonite is very common and can occur in fractures and interstitially in the sandstone and within the mineralized ore zone along with siderite.

Empirically, the type of uranium deposit likely to occur here would be at or near the unconformity between the Athabasca sandstone and the metamorphic basement (from perhaps 100 metres above, to 500 metres below), close to a major fault or shear in graphitic supracrustal rock which is intersected by another fault or shear. The deposit will be within a clay-alteration zone much larger than the deposit.

Whatever the exact mechanism of formation of these deposits, they have made Saskatchewan an important producer of uranium, supplying more than 30% of the world's consumption (Saskatchewan Industry and Resources website). The Athabasca deposits are also among the richest in the world, with grades ranging from 0.12% U in one of the Rabbit Lake lenses to 15.9% U at Cameco's McArthur River Mine (Gracie and Lafrance, 1998).

7.0 Mineralization

Mineralization on the property consists of uranium values at the unconformity intersected in the drilling by Cameco in 2000 and 2002. Values of a few tens of parts per million are certainly not economic, but, compared with a background of a few ppm elsewhere in the holes, they indicate that the mineralizing process has taken place. There are also elevated values of lead, copper, nickel, and vanadium at the unconformity.

8.0 Interpretation and Conclusions

The impression that emerges from looking at the previous work on and near the property is that this area has been neglected. Although this area received its share of the early regional exploration work,  it was the areas north and south, and especially east, that received most of the follow-up work. It appears that attention was quickly focused on targets in neighbouring areas, and most of the work was done there. This was certainly the correct decision at the time, as proven by the discovery of the McArthur River deposit on a neighbouring property. However, it left the area of the present property under-explored. For example, two conductive trends, totalling about 4.5 km of strike length,  are crossed by only two lines of ground time-domain electromagnetic ("TDEM") survey, and the lines are 1200 metres apart. An area interpreted as a possible quartzite in metasedimentary rocks, a situation thought to be important in the occurrence of the McArthur deposit, is crossed by only one line of ground TDEM survey, and that line is at one end of the possible quartzite. The interpreted quartzite has a strike length of about 2 km.

Although not much work has been done, that work has indicated that the area has potential. The interpretation of the presence of Aphebian metasedimentary rocks in a belt oriented approximately east-west through the centre of the property has been proven correct by drilling. This gives one confidence that the other interpreted metasedimentary belts are real as well.

An extensive conductor system in the proven metasedimentary belt has been tested with 13 holes (of which two are on the property, and two are in one of the disputed claims), and it has been found that there are several positive indicators for unconformity-type mineralization, i.e. moderate to strong bleaching of the sandstone close to the unconformity, increased radiation levels at the unconformity, uranium (and some other metal) values an order of magnitude higher at the unconformity than elsewhere in the hole, and pelitic metasedimentary rocks in the basement. The variations in dominant clays throughout the section do not form a clear pattern, and no conclusions can be drawn. There remains about 3 km of strike length of this conductive system untested on the property. The system may be two parallel conductors, or one wide one.

In following up geophysical anomalies, the tendency is to drill the "best" ones, which usually means the longest, widest, and strongest. This is what was done in the previous work in the area. However, the writer knows of no research which indicates that this is always the correct plan, and has seen instances where smaller and weaker anomalies have turned out to be more interesting. The writer believes that the untested conductors from previous work on the property are valid drill targets as they stand.

The depth to basement on the property is of the order of 850 metres, which means that exploration will be difficult and expensive. Previous generations of airborne time-domain electromagnetic systems could not reliably detect conductors at that depth, but at least one current system (MegaTEM(R)) probably can. The property should be flown with this system as the first step in exploration. The writer has already made this recommendation to CanAlaska, and it is understood that a contract has been let, and the survey will be done soon.

Ground-based surveys will be required to better define any new MegaTEM(R) anomalies that may be found, and to re-locate existing, untested anomalies. Because of the geometry of the MegaTEM(R) system, the anomaly may not be plotted exactly over its true location, so the source of the anomaly might be missed by a drill hole spotted solely on the airborne data. Two types of ground instruments could be used here, a TDEM system or an induced polarization ("IP") system. The TDEM system is likely to be less trouble to use, since it does not depend on making electrical contact with the ground, unlike an IP system. It is always difficult to make contact in winter, particularly so in the Athabasca Basin, where the sandy soil is often dry. Early or late winter are the only two times in the year when there is likely to be enough moisture in the soil to make IP work possible.

Sampling of boulders of Athabasca sandstone and analysing the clay content following the method of Steven Earle (Earle et al, 1990, Earle and Sopuk, 1989) has become established as an essential tool for uranium exploration in the Basin. Such sampling has been done by previous workers, but not enough to completely define the distribution of illite and kaolin, and no distinction has been made between kaolinite and dickite in the kaolin zones. This distinction could be important, and more sampling must therefore be done. The determination of clay ratios can be done fairly successfully in the field using an instrument which measures the absorption of particular wave-lengths of light. The writer has used an instrument known by the trade name PIMA in several areas in the eastern Basin, and can recommend its use.  The samples should also be analysed for the usual suite of major and trace elements as specified by Earle.

Since the target here is uranium, and since uranium makes its presence known by the radiation emitted by one of its daughter products, it makes sense to be able to detect it in the field. Accordingly, one of the boulder sampling team should be a prospector, carrying a scintillometer, and should check as many boulders as possible for radioactivity. Because the sandstone is thick on the property, it is likely that leakage of uranium from any deposit to the surface will be minimal. The probability of finding uranium in a chemical analysis of the chips taken in the boulder sampling process is therefore correspondingly low. The prospector will be able to check many more than the 10 chips normally taken at a boulder sample site, and will be able to do some immediate follow-up prospecting if radiation is detected. He will be able to prospect between sample sites, thus increasing the likelihood of finding significant boulders.

The importance of radiometric prospecting is illustrated by the fact that the Read Lake mineralization, just outside the southeastern edge of the property, was found by following up a radioactive boulder train first indicated by an airborne radiometric survey. The same airborne survey did not detect levels of radiation thought by the previous operators to be significant on the ground which now is part of the present property, but, because of the thicker sandstone on the present property, even levels of radiation just above background could be significant.

All of the items recommended in Phase 1 below need to be carried out. The later items are contingent on the earlier items only to the extent that success in the earlier items will mean more work, and lack of success will mean less work, but will not eliminate the need for the later items entirely. For example, even if the MegaTEM(R) survey detects no new conductor, the ground TDEM will still need to be done on the conductors indicated by previous work, and the boulder sampling and prospecting will still need to be done. On the other hand, if new conductors are found, the amount of follow-up work will necessarily increase. The amount proposed to be budgeted for the MegaTEM(R) survey will cover the entire property, and the amount suggested for the boulder sampling/prospecting will cover most of it, with lines 400 m apart, and samples at 150 metres, on average. The linecutting and ground TDEM are more than enough to cover the known conductors, and this proposed budget assumes that some new conductors will be found.

Phase 2 is entirely contingent on the results of phase 1, and the proposed budget for phase 2 could be larger or smaller. If phase 2 makes any significant intersections, subsequent phases of exploration could be very expensive. Phase 2 may need to be modified according to the results of Phase 1.

The writer firmly believes that the first phase of the exploration program recommended herein is justified by the previous work carried out on the property, in the context of the present state of knowledge of the occurrence of unconformity-type uranium deposits in the region, and regardless of the outcome of the claim dispute. The second and subsequent phases will have to be justified by results of previous phases.

9.0  Recommendations

Phase 1.

1.

An airborne time-domain electromagnetic survey should be flown immediately, and the results interpreted by a geophysicist experienced in interpreting this type of survey in this environment.

2.

Magnetic data will be collected along with the TDEM data, and should be used to interpret basement geology, which should be compared with previous interpretations.

3.

Ground-based resistivity and time- domain electromagnetic surveys should be carried out to locate more precisely the results of any anomalies found by the airborne survey, and perhaps to extend those anomalies.

4.

Boulder sampling should be carried out to better define the clay mineralogy of the sandstone, i.e. to distinguish between kaolinite and dickite. One member of each sampling crew should have a scintillometer to also prospect for radioactive boulders.

Phase 2.

5.

The best anomalies should be drill-tested. Drilling will have to be very carefully controlled if one hopes to hit a small target at the depths expected here. Holes should be radiometrically logged. Drilling should continue well into the basement when in metasedimentary rocks.

9.1 Proposed Budget

Phase 1.

Airborne TDEM: 1310 km @ $145 + cost-plus items	$220,000
Geophysical planning, QC, interpretation: 40 days @ $600	24,000
Ground-based resistivity, TDEM	250,000
Linecutting 200 km @ $400	80,000
Boulder sampling, prospecting: 160 crew days @ $750	120,000
Planning, field supervision, report writing: 100 man-days @ $800 (including travel, expenses)	80,000
Analyses: 4000 @ $55	220,000
Consulting geochemist to analyse results: 30 days @ $600	18,000
Total	$1,012,000

Phase 2.

5 holes of 900 m @ $110	$495,000
Analytical 200@ $55	11,000
Planning, supervision, core logging, reporting, expenses: 70 days @ $800	56,000
Down-hole geophysics 10 crew days @ $1500	15,000
Total	$577,000

10.0 References

Andrade, Nick, Breton, Guy, Jefferson, Charles W., Thomas, David, J., Tourigny, Ghislain, Wilson, Steve, and Yeo, Gary, M. (Eds.) 2002. The Eastern Athabasca Basin and its Uranium Deposits. Field Trip A1Guidebook, Geological Association of Canada, Mineralogical Association of Canada.

Annesley,I.R. and Madore, C. 1989. The Wollaston Group and its underlying Archean basement in Saskatchewan: 1989 fieldwork and preliminary observations; in Summary of Investigations, 1989, Saskatchewan Geological Survey, Sask Energy and Mines. Misc. Rep. 89-4, pp. 87 - 91.

Cumming, G. L. and Kristic, D. 1992. The age of unconformity-related uranium mineralization in the Athabasca Basin, northern Saskatchewan; Can. J. Earth Sci., v29, pp. 1623 - 1639

Dahlkamp, F.J., 1993. Uranium Ore Deposits; Springer-Verlag, Berlin, 460 p.

Earle, S., McGill, B., and Murphy, J., 1990. Glacial boulder lithogeochemistry: an effective new exploration technique in the Athabasca Basin. IN L.S. Beck and C.T. Harper (eds.) Modern Exploration Techniques. Sask. Geol. Soc. Spec. Publ. 10, pp. 94- 114.

Earle, S., and Sopuk, V.J., 1989. regional lithogeochemistry in the eastern part of the Athabasca Basin uranium province, Saskatchewan, Canada, IN E. Muller-Kahle (ed.) Uranium Resources and Geology of North America, Proc. I.A.E.A. meeting held in Saskatoon, 1987. International Atomic Energy Agency TECDOC-500, pp. 263- 298.

Geological Atlas of Saskatchewan, 2004. Saskatchewan Industry and Resources web site.

Gracie, A and Lafrance, B., 1998. A review of mineral exploration activities in northern Saskatchewan. Sask Energy and Mines.

Heier, K. S. and Adams, J. A. S. 1965. Concentration of radioactive elements in deep crustal material; Geochim. Cosmochim. Acta, v 29, pp. 53 - 61.

Lewry, J.F., Sibbald, T.I.I., and Rees, C. J. 1978. Metamorphic patterns and their relation to tectonism and plutonism in the Churchill Province of northern Saskatchewan.  IN Metamorphism in the Canadian Shield. Geological Survey of Canada Paper 78-10, pp.139 - 154.

Lewry, J.F., Sibbald, T.I.I., 1980. Thermotectonic evolution of the Churchill province in northern Saskatchewan; Tectonophysics, v. 68, p45 - 82.

Madore, C., Annesley, I.R., and Tran, H.T., 1999. Petrology and geochemistry of the Paleoproterozoic Wollaston Group metasediments from the Eastern Keller Lake- Siemens Lake area, Saskatchewan: a preliminary interpretation. IN Summary of Investigations, 1999, Sask. Geol. Surv. Misc. Report 99-4.2.

Ramaekers, P., 1981, Hudsonian and Helikian basins of the Athabasca region, northern Saskatchewan,(CAMPBELL, F.H.A., ed.), Proterozoic Basins of Canada, Geological Survey of Canada, paper, 81-10, p.219 - 233.

Ramaekers, P., 1983. Geology of the Athabasca Group, NEA/IAEA Athabasca Test Area; IN Uranium Exploration in the Athabasca Basin, Saskatchewan, Canada, edited by E.M. Cameron, Geological Survey of Canada,Paper 82-11, pp. 1-14.

Sask. Geol. Surv., 2003. Geology, and mineral and petroleum resources of Saskatchewan. Saskatchewan Industry and Resources Misc. Report 2003-7. 173 p.

Sibbald, T. I. I., 1985. Geology and genesis of the Athabasca Basin uranium deposits; in Summary of Investigations 1985, Sask. Energy and Mines, Misc. Rep. 85 - 4 p 133- 156

Tran, H.T., and Smith, M., 1999. Geology of the Cup- Keller- Schmitz Lakes transect of the Wollaston-Mudjatik Domains boundary. IN  Summary of Investigations, 1999, Sask. Geol. Surv. Misc. Report 99-4.2.

Wheatley, K., Murphy, J., Leppin, M., Cutts, C., and Climie, J. A., 1996. Advances in the Genetic Model and Exploration Techniques for Unconformity-type uranium Deposits in the Athabasca  Basin; in Minexpo 96 Symposium - Advances in Saskatchewan Geology and Mineral Exploration; Special Publication Number 14. Edited by K. E. Ashton and C. T. Harper.

CERTIFICATE

I, Norman Ralph Newson, of 3142 Eastview, Saskatoon, Saskatchewan, do hereby certify as follows:

1. That I am a graduate geologist, with B.Sc. and M.Sc. degrees from Queen's University at Kingston, Ontario, received in 1964 and 1970 respectively. I have practised my profession continuously since receiving my undergraduate degree, except for the time spent on course and thesis work for my graduate degree.

2. That my qualifications to write a report of this nature derive not only from my academic qualifications, but from increasingly responsible positions in the mining industry, including middle and senior management. I have personally carried out and/or supervised exploration for uranium in many areas of Canada, including several properties in the Athabasca Basin of Saskatchewan, but not on any part of the subject property.

3. That I am a Member of the Association of Professional Engineers and Geoscientists of Saskatchewan (with Permission to Consult), a Member of the Association of Professional Engineers and Geoscientists of Manitoba, and a Licencee of the Association of Professional Engineers and Geoscientists of New Brunswick.

4. That I believe I am a "qualified person" as defined in National Instrument 43-101. I am independent of CanAlaska Ventures Ltd. I have read the Instrument, and believe that this report has been prepared in compliance with it and with Form 43-101F1.

5. I visited the property on October 24, 2004. I am responsible for the entire report titled *CanAlaska Ventures Ltd., McArthur River West uranium claims, Saskatchewan: mineral potential assessment and exploration proposal.*, dated effective December 23, 2004.

6. That I am not aware of any material fact or material change with respect to the subject matter of this report which is not reflected in this report, the omission to disclose which would make the report misleading.

The effective date of this report is December 23, 2004. Signed at Brockville, Ontario, December 31, 2004.

N. Ralph Newson

N. Ralph Newson, M.Sc., P.Eng., P.Geo.

PROFESSIONAL GEOSCIENTIST
N.R. NEWSON
MEMBER 4743
04 12 31
YR. MN. DAY
SASKATCHEWAN

N. Ralph Newson, M.Sc., P.Eng., P.Geo.
3142 Eastview, Saskatoon, SK, S7J 3J4

December 31, 2004

B,C, Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

I am the author of the technical report titled CanAlaska Ventures Ltd., McArthur River West uranium claims, Saskatchewan: mineral potential assessment and exploration proposal, dated December 23, 2004 (the "Report"). I hereby consent to the filing of the Report in connection with the AIF of CanAlaska Ventures Ltd. being filed (the "AIF").

I also consent to the written disclosure of the Report and of extracts from, or a summary of, the Report in the written disclosure being filed.

I certify that I have read the AIF of CanAlaska.Ventures Ltd., and I confirm that, within my knowledge:

a) I have no reason to believe that there are any misrepresentations in the information therein derived from the Report, or that the AIF contains any misrepresentations of the information contained in the Report; and

b) I have no reason to believe that there are any misrepresentations in the information contained in the AIF that result from the services performed by me in connection with the Report.

N. Ralph Newson, M.Sc., P.Eng., P.Geo.

PROFESSIONAL GEOSCIENTIST
N.R. NEWSON
MEMBER 4743
04 12 31
YR. MN. DAY
SASKATCHEWAN